

Mail Stop 3561

May 15, 2006

By U.S. Mail

Ms. Carol Atkinson
Chief Financial Officer
Cosmo Communications Corporation
Unit 2-55 Travail Road
Markham, Ontario, Canada

      Re: Cosmo Communications Corporation
              Form 10-KSB for the Fiscal Year Ended March 31, 2005
              Filed July 26, 2005
              Form 10-QSB for the Quarter Ended September 30, 2005
              Form 10-QSB for the Quarter Ended December 31, 2005
              File No. 0-11968

Dear Ms. Atkinson:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    William Choi
                    Branch Chief